November 15, 2019

Via E-mail

Jeffrey T. Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 West Fourth Street
Winston-Salem, NC 27101

       Re:     Axonic Funds
               Registration Statement on Form N-1A
               File Nos. 333-234244, 811-23483

Dear Mr. Skinner:

        On October 17, 2019, Axonic Funds (the "Trust"), on behalf of the Axonic Strategic
Income Fund (the "Fund"), filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                     LEGAL COMMENTS

                                           Prospectus

Page 2   Principal Investment Strategies

    1. The Fund states, "In pursuing its investment objective, the Fund invests primarily in income-producing instruments." Please explain what "primarily" means in this context
       (e.g., a specified percentage).

Page 4   Principal Risks

    2. The Fund plans to invest in floating rate securities. Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, please explain to us why. Otherwise, please describe how the expected discontinuation of
       LIBOR could affect the Fund's investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being



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        published, how it will affect the liquidity of these investments; and
(2) how the transition
       to any successor rate could impact the value of investments that reference LIBOR.

    3. It is unclear whether the floating rate securities referenced above will include Tender
       Option Bonds. If the Fund will invest to a significant extent in Tender Option Bonds, please include risk disclosure relating to such instruments.

Page 7   Management of the Fund

    4. Regarding the portfolio management team's length of service to the Fund, please revise to provide the specific date that each person commenced with managing the Fund.

Page 9   Additional Information about the Fund's Investment Objectives,
Investment
Strategies and Risks

    5. The Fund does not clearly state its investment objective in this section. Item 9(a) states,
       "State the Fund's investment objectives and, if applicable, state that those objectives may be changed without shareholder approval." Please state the Fund's investment objectives in accordance with Item 9(a).

Page 18   Distressed Investments; Non-Performing Loans; REO Risks

    6. Pursuant to the use of "plain English" principles required under Rule 421(d) of the
       Securities Act, provide a plain English definition of "REO" contemporaneously with its use, and explain its associated risks as appropriate.

Page 23   Portfolio Turnover Risks

    7. The Fund states, "The Fund's annual portfolio turnover rate may vary greatly from year to year, as well as within a given year." The Fund also discusses the risks associated with a high turnover rate. Please consider whether high portfolio turnover is an Item 4 principal risk, and if it is, revise Item 4 to include an appropriate disclosure.

Page 28   Other Investment Companies Risks

    8. The Fund may invest in ETFs, but the risks of investing in ETFs are not fully disclosed.
       Accordingly, we ask that you please disclose the following:

           a. If securities underlying an ETF are traded outside of a collateralized settlement system, that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis
              (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF's shares. In addition, please note that this could in turn lead to differences

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                between the market price of the ETF's shares and the underlying value of those shares.

           b. Where all or a portion of the ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

           c. In stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in the markets for the ETF's underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF's shares in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

           d. Purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Page 46   Non-U.S. Shareholders

    9. The Fund states, "Subject to certain exceptions, distributions by the Fund to non-U.S.
       shareholders properly reported by the Fund as: (1) capital gain dividends; (2) short-term capital gain dividends; (3) interest-related dividends (including ; and (4) exempt-interest dividends, generally are not subject to withholding of U.S. federal income tax (though exempt interest dividends may be subject to backup withholding)." Please revise (3) to complete the parenthetical.

                             Statement of Additional Information

Page 23   General Obligation Bonds

    10. Pursuant to the use of "plain English" principles required under Rule 421(d) of the
        Securities Act, provide a plain English definition of "ad valorem" contemporaneously with its use.

Page 35   Trustees and Officers

    11. The Fund notes that Clayton DeGiacinto has held a directorship during the past five years with Axonic Alternative Income Fund, but notes that only one fund is overseen in the complex. Page 36 notes that the current fund is the only fund in the complex. Item

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        17(b)(2) states, "The term 'fund complex' means two or more registered investment companies that: . . . Have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies." Axonic Alternative Income Fund is also advised by Axonic
       Capital LLC. Please revise the Fund's disclosures to follow Item
17(b)(2).

Page 39   Control Persons and Principal Holders of Voting Securities

    12. The Fund notes with regard to control persons and principal holders of voting securities that there are no shares outstanding. Where appropriate, please also disclose management ownership pursuant to Item 18(c).

Page 44   Reduced Sales Charges   Class A Shares

    13. For the paragraph titled, "Purchases by Related Parties," please provide clarification as the description does not appear to match with the title.

    14. For the paragraph titled, "Purchases by Related Parties," pursuant to
Item 23, Instruction
        3, "Explain the reasons for any difference in the price at which securities are offered generally to the public, and the prices at which securities are offered for any class of transactions or to any class of individuals."

Page 46   Distribution Plans

    15. Under Item 19(g)(2), please clarify whether the plan reimburses the distributor only for expenses incurred or compensates the distributor regardless of its expenses.

                                               Part C

Page C-1   Item 28 Exhibits

    16. Pursuant to section 14(a) of the 1940 Act, new funds are required to be seeded with at least $100,000 of initial capital. Is a party other than the Fund's sponsor or one of its affiliates providing the Fund's initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Fund.

                                 ACCOUNTING COMMENTS

There are no accounting comments at this time.

                                              Closing

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

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        A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-6197.


                                                     Sincerely,
                                                     /s/ Ryan Sutcliffe
                                                     Staff Attorney


cc:    Vincent DiStefano, Branch Chief
       Christian Sandoe, Assistant Director




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